Exhibit 12
General Electric Capital Services, Inc. and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

and

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Nine months ended September 30, 2005

(Unaudited)
Ratio of earnings to fixed charges		Ratio of earnings to combined fixed charges and preferred stock dividends
(Dollars in millions)

Net earnings	$7,252	$7,252
Provision for income taxes	1,662	1,662
Minority interest in net earnings of consolidated affiliates	549	549

Earnings before provision for income taxes and minority interest	9,463	9,463
Fixed charges:
Interest	10,973	10,973
One-third of rentals	261	261

Total fixed charges	11,234	11,234

Less interest capitalized, net of amortization	(51)	(51)

Earnings before provision for income taxes and minority interest,
plus fixed charges	$20,646	$20,646

Ratio of earnings to fixed charges	1.84	1.84

Preferred stock dividend requirements		$-
Ratio of earnings before provision for income taxes to net earnings		1.23

Preferred stock dividend factor on pre-tax basis		-
Fixed charges		11,234

Total fixed charges and preferred stock dividend requirements		$11,234

Ratio of earnings to combined fixed charges and preferred stock dividends		1.84

For purposes of computing the ratios, we believe that fixed charges include interest on all indebtedness and one-third of rentals is a reasonable approximation of the interest factor of such rentals.